VIA FACSIMILE

June 1, 2010

Kathryn McHale, Esq.
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Sun Bancorp, Inc.
              File No. 000-20957

Dear Ms. McHale:

I am receipt of your comment letter dated May 27, 2010 (the “Comment Letter”), regarding Sun Bancorp, Inc.  In accordance with the Comment Letter, we wish to advise you that we intend to respond fully to all the comments in the Comment Letter by June 25, 2010.  At that time, we will provide you with a detailed cover letter that keys our responses to your comments and submit any requested additional supplemental information requested by the Staff.  We will also acknowledge our responsibility for the adequacy and accuracy of our disclosures in reports and other documents filed with the Commission.

Please contact me at (856) 690-4184 or tgeisel@sunnb.com if you have any questions.  I look forward to working with you.  Thank you.

Sincerely,

/s/ Thomas X. Geisel

Thomas X. Geisel
President and CEO

Cc:         Matt McNair, Esq., Attorney Advisor
               John J. Spidi, Esq.